BC-MN-HO4N

800 Nicollet Mall

Minneapolis, MN 55402

June 6, 2016

VIA EDGAR

Ms. Elizabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	First American Funds, Inc. (the “Registrant”)
SEC File Nos. 002-74747 and 811-03313
Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 76) filed with the Securities and Exchange Commission (“SEC”) on February 19, 2016

Dear Ms. Bentzinger:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff by telephone on April 5, 2016, regarding the above-referenced amendment to the registration statement for First American Funds, Inc. (“FAF”) related to the addition of a new series, Retail Prime Obligations Fund (the “Fund”). Following is our response to the comments, which appear in bold-face type below.

General Comments

1.	To the extent comments previously provided by the SEC Staff with respect to the Registrant’s Post-Effective Amendment to the Registration Statement (No. 75) filed with the SEC on February 5, 2016 apply to this Post-Effective Amendment (No. 76), please make corresponding changes to this registration statement responsive to such comments.

We have made the corresponding changes to the registration statement to the extent applicable.

Prospectus Comments

1.	We have the following comments to the “Fees and Expenses” table and the footnotes thereto:

•	Consider whether references to Footnote 1 related to estimated expenses are properly placed within the table.
•	In Footnote 1, clarify which expenses are “estimated” by specifically identifying the appropriate category of expenses in the footnote itself.
•	In Footnote 2, update the contractual period of the expense limitation agreement to at least one year from the anticipated effective date of the prospectus.

We have made the following changes to the “Fees and Expenses” table of each prospectus to address these comments:

•	References to Footnote 1 related to estimated expenses are included only on the specific line item that is being estimated. For share classes that pay a shareholder servicing fee, the footnote is included on the “Miscellaneous” line; for share classes that do not pay a shareholder servicing fee, the footnote is included on the “Other Expenses” line.
•	In the text of Footnote 1, language has been added to clarify the expenses that are being estimated. Depending on the share class, the expenses being estimated are either identified in the footnote language as “Miscellaneous” (for share classes that pay a shareholder servicing fee) or “Other Expenses” (for share classes that do not pay a shareholder servicing fee).
•	We have extended out the contractual period-end of the expense limitation agreement to July 18, 2017.

2.	Under “Fund Performance,” please remove the performance history of First American Prime Obligations Fund and otherwise update this item according to the instructions in Form N-1A for new funds. Also ensure that any presentation of related account performance contained in the registration statement conforms to current SEC Staff positions on the use of related account performance.

We have removed the performance history of First American Prime Obligations Fund and will not be including related account performance in the registration statement. The information presented in the Risk/Return Bar Chart and Table conforms with the “new fund” requirements and instructions contained in Item 4(b)(2) of Form N-1A. Specifically, under the heading “Fund Performance” in each prospectus, it now reads as follows:

Because the fund had not yet commenced operations as of the date of this prospectus, there is no performance information to present for the fund.

3.	Under “Purchase and Sale of Fund Shares” (Item 6 of Form N-1A), please disclose that the fund is limited to accounts where a natural person(s) is the beneficial owner of fund shares.

We have added the following language to the section entitled “Purchase and Sale of Fund Shares” in each prospectus:

Investments in the fund are limited to accounts beneficially owned by natural persons.

4.	Under “Fund Management – Investment Advisor,” since this is a new fund, please update the disclosure in this section to remove the reference to the management fee paid for the fund’s most recently completed fiscal year.

This information has been removed and replaced with the following:

The fund pays the investment advisor a monthly management fee equal to an annual rate of 0.10% of average daily net assets for providing investment advisory services to the fund.

5.	Under “Shareholder Information – Determining Your Share Price,” please disclose that purchase and redemption orders will be priced at the net asset value next determined after receipt by the fund.

We have updated the language under “Determining Your Share Price” in each prospectus by replacing the first sentence in the second paragraph of this section to read as follows:

Your purchase or redemption price for [Class A] shares is the fund’s next determined net asset value after the fund, or its designated agent, receives your order in proper form.

6.	Please confirm that the fund will supplement, or otherwise update, its prospectuses and statement of additional information (SAI) to disclose the liquidity fee and redemption gate requirements that will go into effect on October 14, 2016.

We have added the following language to the prospectuses under “Shareholder Information”:

Potential Restrictions on Fund Redemptions – Fees and Gates. Beginning October 14, 2016, the fund’s board of directors will be permitted to impose a liquidity fee on redemptions (up to 2% of redemption proceeds) or temporarily restrict redemptions from the fund up to 10 business days during a 90-day period (a “redemption gate”), in the event that the fund’s weekly liquid assets fall below the following thresholds:

•	30% weekly liquid assets – If the fund’s weekly liquid assets fall below 30% of the fund’s total assets, and the fund’s board of directors determines it is in the best interest of the Fund, the board of directors may impose a liquidity fee of no more than 2% of the amount redeemed and/or a redemption gate that temporarily suspends the right of redemption.
•	10% weekly liquid assets – If the fund’s weekly liquid assets fall below 10% of the fund’s total assets, the fund will impose, at the beginning of the next business day, a liquidity fee of 1% of the amount redeemed, unless the fund’s board of directors determines that imposing such a fee would not be in the best interests of the fund or determines that a lower or higher fee (not to exceed 2%) would be in the best interests of the fund.

Liquidity fees and redemption gates may be terminated at any time in the discretion of the fund’s board of directors. Liquidity fees and redemption gates will also terminate at the beginning of the next business day once the fund has invested 30% or more of its total assets in weekly liquid assets as of the end of a business day.

Weekly liquid assets generally include cash; direct obligations of the U.S. government; certain U.S. government agency discount notes with remaining maturities of 60 days or less; securities that will mature or are subject to a demand feature that is exercisable and payable within five business days; or amounts receivable and due unconditionally within five business days on pending sales of portfolio securities. For these purposes, weekly liquid assets will be calculated as of the end of each business day.

We will further update the fund’s prospectuses and SAI with additional or revised disclosure regarding liquidity fee and redemption gate requirements prior to the October 14, 2016 effective date for such reforms.

7.	In the Class D Shares and Class I Shares prospectuses, indicate the minimum initial investment under “Additional Summary Information – Purchase and Sale of Fund Shares,” if applicable.

Class D shares and Class I shares do not have a minimum initial investment requirement, nor does Class I shares have a minimum additional investment requirement.

8.	In the Class I shares prospectus, under “Fund Management – Investment Advisor – Additional Compensation – Administration Services,” it reads “the fund pays U.S. Bancorp Asset Management the fund’s pro rata portion of up to 0.15% on an annual basis, of the aggregate average daily net assets attributable to Class I shares of the fund.” Should this read “attributable to Class I shares of all First American money market funds” (emphasis added)?

Yes, this should read “all First American money market funds” and has been corrected.

9.	In the Class I shares prospectus, under “Shareholder Information – Purchasing and Redeeming Fund Shares,” in the sixth paragraph, it reads, “If the fund receives a redemption request by the time the fund calculates its NAV, as specified above. . . .” Should the reference to “above” be “below”?

Yes, the reference should be “below” and has been corrected.

10.	In the Class I shares prospectus, under “Shareholder Information – Dividends and Distributions,” there is a reference to placing an exchange order. It does not appear that exchanges are an option for this share class. Please confirm and update the disclosure as applicable.

This share class does not offer exchange privileges and the language referencing such has been removed.

11.	In the prospectuses for Class Y shares, Class Z shares, and Institutional Investor Class shares, include the minimum initial and additional investment requirements under “Additional Summary Information – Purchase and Sale of Fund Shares,” if applicable.

Class Y shares and Institutional Investor Class shares do not have minimum initial or additional investment requirements. Class Z shares have a minimum initial investment requirement and language describing such has been added under “Additional Summary Information – Purchase and Sale of Fund Shares.” Class Z shares do not have a minimum additional investment requirement.

SAI Comments

1.	With respect to fundamental investment restriction number 1 related to industry concentration, the carve out that allows a fund to not consider “state or municipal governments” as members of a particular industry is only available to tax-exempt funds. Please update this restriction accordingly.

We have clarified this fundamental investment restriction by removing the reference to a “state or municipal governments” carve out.

2.	With respect to the director compensation table under “Director Compensation,” please include estimated compensation information for the fund pursuant to Instruction 2 to Item 17(c) of Form N-1A.

We have updated the compensation information to reflect that the aggregate compensation from the fund has been determined by estimating future payments that will be made to directors.

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filings, FAF hereby acknowledges that:

1.	FAF is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	FAF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary
First American Funds, Inc.